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PopCom 🔖

PopCom has developed an AI-powered software platform that turns any vending machine or kiosk into a smart, secure, data-rich sales channel. We provide brands, distributors, and operators with the tools to grow, learn, and sell 24/7 — with lower risk, higher margins, and enhanced customer insigh ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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Launch — 2 ($9,999.99 Min) — 3 ($600,000.07 Max)

Overview · Team · About · Communication Channel · Updates

Business Description

PopCom is a software company transforming automated retail for the age of AI, data, and compliance.

Our patented technology empowers brands to sell products in physical spaces—without the high costs of traditional retail—while unlocking powerful customer insights in real time. At the core of our platform is machine-agnostic software that uses computer vision and AI to collect anonymous demographic data (age, gender, emotion), optimize product performance, and support secure, compliant sales of regulated goods.

Following years of R&D and field validation, PopCom is now laser-focused on scaling a **lean, software-first business model**. With a refined strategy, recurring SaaS revenue, and proven demand from enterprise partners, PopCom is leading the next evolution in retail: one that is intelligent, automated, and built for the future of commerce.

PopCom has an operating history that includes multiple successful crowdfunding campaigns in 2019, 2020, and 2021, during which we raised over $7 million from thousands of investors. These early rounds allowed us to develop and launch three core products, validate the market demand for automated retail software, and test our PopShop kiosks in live environments and scale to $35,000 MRR from our pilot program, *PopShop Local.*



Reasons to Invest

First-Mover Advantage in Automated Retail

We are one of the first companies approved to sell regulated products like alcohol and cannabis via vending machines — and our design-patented PopShop gives us a defensible lead in the market. We currently offer two options for retailers to deliver our software: the PopShop robotic storefront, for premium brands and CPG products; and our PopBox, a temperature-controlled machine with the capacity to hold more products and keep food/beverage fresh.

Proven Technology, Growing Demand

We have built four fully developed products since 2020, completed 15 PopShop deployments, and have a strong waitlist of retailers excited to join our platform.

IP and software innovation

PopCom was awarded a design patent in 2020 for our PopShop machine, but our powerful SaaS can be integrated across a variety of machines with ease.

A Rebooted Vision, Real Traction

After overcoming early hurdles, PopCom is re-emerging stronger — now with a focused strategy centered on enterprise partnerships, premium brand placements, and expansion of our PopShop Local network.

Led by a Resilient Founder

Founder and CEO Dawn Dickson is a serial entrepreneur who made history by raising $1M+ in a Secure Token Offering and over $7 million from crowdfunding and venture capital combined. Her resilience and innovation continue to drive PopCom forward.



Leadership

Dawn Dickson

FOUNDER & CEO

A tech innovator, inventor, and celebrated entrepreneur, Dawn Dickson has founded six companies and pioneered fundraising via equity crowdfunding. She is considered to be one of the pioneers in Web3 and equity crowdfunding. With close to 25 years of business development experience and a proven track record, she leads PopCom with resilience, vision, and deep market understanding.

Security Type:

Equity Security

Price Per Share

$0.222

Shares For Sale

2,702,703

Post Money Valuation:

$12,577,647.87

Investment Bonuses!

TBD

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2025

Minimum Investment Amount:

$250.19

Target Offering Range:

$9,999.99-$600,000.07

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission





































ACCOLADES

- NASDAQ Milestone Maker - Fall 2019 Cohort
- MEDA $1 Millionchallenge - 2019 Winner
- USBC School of Chamber and Business Management - Guest Professor

Nasdaq

BLACK ENTERPRISE
Corporate Warriors

- INC Magazine Top 100 Female Founders
- Cover of Black Enterprise Magazine - June 2019
- Featured on CBNC's The Profit with Marcus Lemonis

- Schusterman Foundation's Reality Tech 2018 - Delegate
- Global Entrepreneurship Summit 2016 - U.S Delegate
- Delegate for Women of Color in Blockchain Congressional Briefing

SPEECHES

- US Congressional Committee on Blockchain & Small Business - 2020 Speaker
- Start Engine Founders Summit 2019 - Keynote Speaker

- Stanford University Black Business Conference - Panelist
- Women's Small Business Accelerator Gala - Keynote
- CIS Blockchain Innovation Summit - Panelist
- Women Who Mean Business Summit 2019 - Keynote
- Essence Festival 2017 - Speaker

- Women and Innovation Roundtable - Panelist, The White House
- Thrive Seminar with Daymond John - Judge

FEATURED ON

MSNBC, FAST COMPANY, SBA, VentureBeat, REVOLT, RISE OF THE REST, Forbes, CNBC, YAHOO!, TECHCO, ESSENCE, POWER MOVES NOLA

Problem

In a world driven by personalization, speed, and data, retail must evolve — fast.

The Problem

Traditional Retail is BROKEN - And it's holding emerging brands back.

Today's brands face a system built for the past, not the future:

- **Sky-high rents and long leases** make launching a physical store risky and expensive.
- **Changing consumer habits** mean foot traffic is unpredictable and harder to rely on.
- **Self-service options are growing,** but most



! **Changing consumer habits** mean foot traffic is unpredictable and harder to rely on.

! **Self-service options are growing,** but most machines are "dumb" — they can't collect data, learn, or adapt.

! **Valuable customer data is being lost** at the point of sale, leaving brands blind to who their buyers really are.

In a world driven by personalization, speed, and data, retail must evolve — fast. PopCom is building the flexible, data-powered, customer-centered retail platform that today's brands need to survive and thrive.

Solution

PopCom solves this by delivering an AI-powered software platform that turns any vending machine into a **smart, secure, data-rich sales channel.** We provide brands, distributors, and operators with the tools to grow, learn, and sell 24/7 — with lower risk, higher margins, and enhanced customer insights. **PopCom doesn't just automate retail — we elevate it with intelligence, security, and scalability.**

The Solution

PopCom is redefining automated retail with intelligent software that empowers brands to sell smarter, faster, and more securely.



Our platform turns traditional vending machines and kiosks into powerful, AI-driven retail endpoints that deliver real-time customer insights, personalized experiences, and seamless compliance with age-restricted product sales.



At the heart of our offering is PopCom's machine-agnostic software, which uses computer vision and AI to anonymously analyze consumer demographics—like age, gender, and emotion—and optimize performance at the point of sale.

For regulated industries like alcohol, cannabis, tobacco, and pharmaceuticals, we provide a secure identity verification system, powered by blockchain and advanced facial recognition. Our technology has already earned first-in-nation approval from the California ABC Board to sell alcohol through vending machines without human ID checks.



Business Model

The PopCom Comeback

In 2023, the company paused operations after a planned Series A investment round fell through when the lead investor was unable to close their fund. While this presented a temporary setback, it also provided the opportunity to critically evaluate our business model. The experience revealed that our previous strategy—centered on hardware and the PopShop Local program—was too capital-intensive to scale profitably.

By relaunching with a focus on machine leasing, growing software subscriptions, and expanding into hardware-agnostic licensing, PopCom is poised not just to return, but to scale faster and more sustainably than ever before. We believe the challenges we faced made us stronger, sharper, and more prepared to build lasting value for our customers, partners, and investors.

In 2025, we've made significant operational changes to reduce our burn rate and increase financial sustainability:

- **Business Model Shift:** We shifted focus to a SaaS-first model that prioritizes software licensing, data monetization, and recurring revenue over hardware deployments.
- **Cost Reduction Strategy:** We've reduced overhead by outsourcing key responsibilities—such as maintenance,

Business Model

The PopCom Comeback

In 2023, the company paused operations after a planned Series A investment round fell through when the lead investor was unable to close their fund. While this presented a temporary setback, it also provided the opportunity to critically evaluate our business model. The experience revealed that our previous strategy—centered on hardware and the PopShop Local program—was too capital-intensive to scale profitably.

By relaunching with a focus on machine leasing, growing software subscriptions, and expanding into hardware-agnostic licensing, PopCom is poised not just to return, but to scale faster and more sustainably than ever before. We believe the challenges we faced made us stronger, sharper, and more prepared to build lasting value for our customers, partners, and investors.

In 2025, we've made significant operational changes to reduce our burn rate and increase financial sustainability:

- **Business Model Shift**: We shifted focus to a SaaS-first model that prioritizes software licensing, data monetization, and recurring revenue over hardware deployments.
- **Cost Reduction Strategy**: We've reduced overhead by outsourcing key responsibilities—such as maintenance, software development, and logistics—to trusted vendors with deep product knowledge.
- **Lean Staffing Model**: We exclusively engage 1099 contractors and fractional teams, reducing long-term tax liabilities and fixed employee costs.
- **AI-Driven Efficiency**: By integrating AI tools across customer service, analytics, and operations, we've streamlined internal workflows and improved speed to market.

Path to Profitability

PopCom's go-to-market strategy is built for sustainable revenue growth, not rapid capital burn. We're focused on validating demand, maximizing recurring income, and laying the foundation for a liquidity event by Year 3.

Year 1: Deploy, Monetize, Refine

- Lease and activate current inventory
- Grow monthly SaaS subscriptions with a targeted group of enterprise and regulated retail clients
- Rebuild our sales pipeline with a lean team focused on conversion and customer success
- Prioritize MRR, onboarding revenue, and capital efficiency, not headcount or hardware expansion

Year 2: Scale Strategically

- Add 50 new SaaS clients through targeted sales and channel partnerships
- Expand enterprise licensing and compliance-based sales, earning recurring revenue and setup fees
- With a controlled cost structure and lean operations, we project over $1,000,000 in net profit by Year 2

Year 3: Accelerate Toward Liquidity

With proven product-market fit, scalable SaaS infrastructure, and consistent revenue, PopCom will be well-positioned to pursue strategic options — including acquisition, venture funding, or a security token offering — to unlock shareholder value.

Market Projection

PopCom is positioned at the convergence of AI, data analytics, and automated retail — where demand is growing rapidly, but innovation still lags.

While e-commerce continues to expand, **over 70% of global retail sales still happen offline**, and there is a growing push to digitize physical retail experiences with smarter, data-driven solutions. PopCom fills this gap by transforming traditional vending into intelligent, connected points of sale that generate real-time customer insights and unlock new revenue opportunities.

- **The global retail analytics market is projected to grow to $31.7 billion by 2030**, driven by demand for AI-powered insights, automation, and personalization at the point of sale.
- **The global smart vending machine market is expected to reach $21.2 billion by 2032**, as businesses adopt intelligent kiosks and frictionless checkout solutions.
- **AI in retail is projected to hit $85 billion by 2030**, with applications in demand forecasting, customer segmentation, and personalized product recommendations.
- Studies show **impulse buying accounts for up to 60–80% of retail purchases**, and the likelihood of purchase increases when consumers can receive products instantly, making smart vending a high-conversion channel.

PopCom stands apart in this landscape by not just delivering products — but capturing and monetizing the data behind every interaction. While legacy hardware companies remain product-focused, we're building a scalable **data and AI platform** that enables brands to sell smarter, not just faster.

Competition

PopCom operates in a rapidly evolving automated retail sector but differentiates itself through software-first, data-driven, and compliance-ready solutions. For context, here's how two leading players compare:

Swyft

A prominent provider of AI-powered robotic kiosks for enterprise clients (e.g., Best Buy, Benefit Cosmetics).

Estimated annual revenue stands at about $11 million, with a lean funding history of just ~$3.5 million.

In 2025, Swyft announced a major partnership with International Retail Group to deploy its kiosks in premier malls across the U.S.

Key Differences Compared to PopCom

While Swyft excels at enterprise-branded, staffed kiosks, its model lacks versatility for emerging/local brands and falls short in built-in identity compliance and data analytics—areas where PopCom dominates.

Farmer's Fridge excels in its niche—fresh food vending—but is inherently limited as a single-product, vertically integrated business. PopCom, with its hardware-agnostic SaaS and compliance-first platform for multiple brands, offers broader business potential and scale.

Farmer's Ridge

Operates over 1,700 smart fridges nationwide and generated approximately $75–83 million in revenue in 2025.

Recently raised $30 million (Series C in 2018) and now shifts toward expansion in airports and health-focused locations. Known for vertical integration—producing, distributing, and vending fresh food products, coupled with sustainability efforts and mobile app integration

Feature	PopCom	Swyft	Farmer's Ridge
Software-first SaaS model	✅	❌	❌
Machine-agnostic deployment	✅	❌	❌
AI + demographic & emotion data analytics	✅	✅	❌
ID method + blockchain age verification	✅ ABC-approved	❌	❌
Target regulated industries	✅ alcohol/cannabis	❌	❌

PopCom's patented platform, ABC regulatory approval, and enterprise-grade SaaS strategy uniquely position it to capture the next wave of smart, compliant, data-driven retail—not just in emerging convenience markets, but across regulated verticals and modern retail ecosystems.

Fun Facts & Milestone Moments for PopCom



Fun Facts & Milestone Moments



Historic Fundraising Pioneer:

PopCom Founder Dawn Dickson was one of the first women globally to raise over $1 million via a Secure Token Offering under the JOBS Act Reg CF.

Patent-Protected Innovation:

In 2020, PopCom was awarded a U.S. design patent for its original PopShop kiosk — one of the first smart vending solutions purpose-built for consumer analytics.





First-Mover Advantage in Regulated Retail:

PopCom is the first and only company approved by the California ABC to sell alcohol through an automated vending machine.

Celebrity and Enterprise Clients:

PopCom has attracted high-profile customers and partners, including brands under Combs Enterprises (Sean "Diddy" Combs), and



Celebrity and Enterprise Clients:

PopCom has attracted high-profile customers and partners, including brands under Combs Enterprises (Sean "Diddy" Combs), and collaborations with E&J Gallo Winery.





Global Recognition:

PopCom's founder Dawn Dickson was selected as a NASDAQ Milestone Maker, an exclusive program recognizing entrepreneurs positioned to IPO or scale to global success.

Software-First Transformation:

PopCom's platform evolved from hardware-centric to hardware-agnostic software licensing — unlocking scalable growth across the entire vending and kiosk industry.





Massive Market Opportunity:

Despite e-commerce growth, 88% of retail purchases still happen offline — and PopCom's technology directly taps into this $4+ trillion market.

Women-Led Tech Company:

Less than 2% of venture capital goes to Black women founders — but PopCom has broken barriers and raised millions from thousands of individual investors through equity






Expanding Beyond Retail:

PopCom's technology can power sales and data collection not just for consumer goods — but also for pharmaceuticals, wellness products, and even NFTs and digital goods through physical kiosks.

Resilient Comeback Story:

After navigating a two-year hiatus, PopCom is relaunching with a clear go-to-market plan, strengthened technology, and a renewed mission to shape the future of retail.



We're Back!

Traction & Customers

With a proven product, patent protection, and strong early traction, PopCom is positioned to lead the next generation of automated, data-powered retail.

Traction & Customers

PopCom has spent the past several years validating our technology, building strategic relationships, and preparing for scalable growth. Here are some of our key highlights:



PopShop Local pilot program successfully executed in New York, Los Angeles, and Atlanta, featuring brands in wellness, beverage, and social impact sectors — validating consumer demand and operational capabilities



Enterprise partnerships with global and national brands including E&J Gallo Winery and Ooredoo.



U.S. Patent secured for the PopShop smart kiosk design and integrated data capture technology



15 PopShop machines deployed nationwide in high-traffic venues including airports, malls, and entertainment destinations



130% year-over-year revenue growth from 2020–2023, driven by early hardware sales and SaaS pilots



high-traffic venues including airports, malls, and entertainment destinations



2020–2023, driven by early hardware sales and SaaS pilots



First company approved by the California ABC Board to sell alcohol via vending machines without human ID verification — a major milestone in regulated retail compliance



Strong enterprise sales pipeline developed through trade shows, speaking engagements, and media exposure, now being activated by our expanding sales team

With a proven product, patent protection, and strong early traction, PopCom is positioned to lead the next generation of automated, data-powered retail.

Investors

How We Will Use Your Investment

We are raising **$600,000** to fund PopCom's next phase of growth with a focus on product development, operational strength, and strategic market expansion. Here's how the funds will be used:

$50,000 – Software Updates and Development
To enhance our core SaaS platform, complete integrations for hardware-agnostic deployments, and expand features for data analytics and compliance.

$300,000 – Operations and Payroll (2 Years)
To support a lean, highly skilled team focused on engineering, customer success, and business development, ensuring consistent execution as we scale.

$100,000 – Sales, Marketing, and Trade Shows (2 Years)
To drive customer acquisition, increase brand visibility, and attend key industry events that position PopCom as a leader in the smart retail and vending sectors.

$150,000 – Cash Flow Reserves
To maintain financial flexibility, absorb unexpected costs, and ensure the company can execute its strategic plan without disruption.

Every dollar raised will directly support the successful deployment of our machines, expansion of our SaaS business, and growth into new regulated retail markets

Join Our Community of Over 10,000 Investors

PopCom has learned from its early growth stage and is now positioned to scale a lean, software-driven business in one of the fastest-growing segments of retail. Join us as we lead the future of automated, data-powered commerce—**invest now and be part of the next retail revolution.**

Terms

Up to $600,000.07 in Class A Common Stock at $0.222 per share with a minimum target amount of $9,999.99.

Offering Minimum: $9,999.99 | 45,045 shares of Class A Common Stock
Offering Target: $600,000.07 | 2,702,703 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.222 per Share
Minimum Investment Amount (per investor): $250.19

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.19. The Company must reach its Target Offering Amount of $9,999.99 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.99 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is Solutions Vending International, Inc., the name of the SPV is Solutions Vending International SPV, LLC. You and all the other Regulation Crowdfunding investors will invest in Solutions Vending International SPV, LLC and Solutions Vending International SPV, LLC will, in turn, use your money to invest in Solutions Vending International, Inc. Hence, Solutions Vending International SPV, LLC will be reflected as one investor in Solutions Vending International, Inc.

Solutions Vending International, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future because the Offering will leave the Company with only one investor on its capitalization table.

Solutions Vending International SPV, LLC will conduct no business other than to invest in Solutions Vending International, Inc. The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. Solutions Vending International SPV, LLC will be managed by the Company itself. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

Although Solutions Vending International, Inc. is a corporation, you will be an owner of Solutions Vending International SPV, LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to Solutions Vending International, Inc., not to Solutions Vending International SPV, LLC unless otherwise indicated.

NOTE TO INVESTORS: As explained above, you will invest in Solutions Vending International SPV, LLC, not in the Company directly. You will receive an interest in Solutions Vending International SPV, LLC called "Investor Units" while Solutions Vending International SPV, LLC will receive shares of Class C Common Stock issued by the Company. The governing documents of Solutions Vending International SPV, LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT E and EXHIBIT G), and the Investor Units to be issued to you from Solutions Vending International SPV, LLC, are intended to put you in the same position as if you had purchased shares of Class C Common Stock directly from the Company.

Voting Proxy to the Manager

The SPV investor units do not have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a voting proxy granted by Investor in the subscription agreement (Exhibit C), has appointed or will appoint the Manager, Solutions Vending International, Inc., as the Investor's true and lawful proxy (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by PicMii Crowdfunding, LLC, and (ii) execute, in connection with such voting power any instrument or document that the Manager determines is necessary and appropriate in the exercise of his or her authority. The Investor Units shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Units shall be held only by Solutions Vending International, Inc., or its affiliates or assigns. The Manager Units will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Units. The holders of Manager Units shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Units, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.









Overview Team About Communication Channel Updates

Dawn Dickson

Founder, CEO, and Director

Background

Dawn Dickson is a seasoned entrepreneur, inventor, and fundraising pioneer with over 20 years of experience at the intersection of technology, retail, and marketing. As the Founder and CEO of PopCom, Dawn leads the development of an automated retail platform revolutionizing how brands sell products and collect customer insights through vending machines and kiosks. Under her leadership, PopCom has raised over $7 million from more than 10,000 investors worldwide—making Dawn the first woman globally to raise over $1 million through a Secure Token Offering (STO) via equity crowdfunding. Her innovative approach to capital raising and product development has earned her widespread recognition in both the tech and investment communities. Dawn has been featured in Forbes, Fast Company, Fortune, Essence, Black Enterprise (cover), INC Magazine's Top 100 Female Founders, and more. In 2020, she was named OBWS Black Entrepreneur of the Year presented by Snapchat. A passionate advocate for emerging technologies, Dawn was invited to testify before the U.S. House of Representatives on the benefits of blockchain for small businesses. With a proven track record of building companies, raising capital, and bringing cutting-edge products to market, Dawn continues to be a force in retail innovation and a leader to watch in the tech industry. Through PopCom, she's not just transforming vending—she's democratizing retail.

Overview Team About Communication Channel Updates

Company Name

PopCom

Location

997 N Fourth Street
Columbus, Ohio 43201

Number of Employees

4

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

October 1, 2012

Company Website